SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

City of Buenos Aires, December 17, 2024

To the

COMISIÓN NACIONAL DE VALORES (“CNV”)

Sub-management of Issuing Companies

25 de Mayo 175

City of Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299, 2nd Floor

City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO S.A. (“MAE”)

San Martín 344

City of Buenos Aires

Re: YPF enters into a share purchase and sale agreement to acquire

Mobil Argentina S.A.

Dear Sir or Madam,

The purpose of this letter is to comply with the requirements of the Rules of the Comisión Nacional de Valores (the “CNV”). On behalf of YPF S.A. (the “Company” or “YPF”), located at Macacha Guemes 515, City of Buenos Aires, we inform you that on December 17, 2024, the Company entered into a share purchase and sale agreement (the “Agreement”) with ExxonMobil Argentina Upstream B.V., ExxonMobil Exploration and Production Gemini B.V., and QatarEnergy Argentina Holdings LLC (the “Sellers”) –the former two are companies of the ExxonMobil Group and the latter is a company of the QatarEnergy Group– pursuant to which, subject to the satisfaction of the conditions precedent set forth in the Agreement, YPF will acquire one hundred percent (100%) of the shares and capital stock of Mobil Argentina S.A. (“MASA”).

MASA owns around fifty-four point four five percent (~54.45%) of the unconventional exploitation concession of the Sierra Chata area, in the province of Neuquén. Pampa Energía S.A. owns the remaining interest and operates the area.

Sierra Chata is one of Vaca Muerta’s highest potential shale gas assets, with a total area of 864 squared kilometer.

Sincerely,

Margarita Chun
Market Relations Officer YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: December 17, 2024	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer